GLOBE SPECIALTY METALS, INC.
One Penn Plaza, Suite 4125
250 West 34th Street
New York, NY 10119

November 12, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall
Assistant Director

RE:	Globe Specialty Metals, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1 on Form S-3
Filed October 12, 2010
File No. 333-163906
Form 10-K/A for Fiscal Year Ended June 30, 2010
Filed on October 22, 2010
File No. 1-34420

Dear Mr. Schwall:

This letter is being furnished on behalf of Globe Specialty Metals, Inc. (the “Company”) in response to your comment letter dated October 29, 2010.  We have set forth below each of your comments followed by the Company’s response.

Please note that the Company has concurrently filed Post-Effective  Amendment No. 2 to its Registration Statement on Form S-1 and Amendment No. 2 to its Form 10-K addressing the comments.

Form S-3

General

Incorporation of Certain Information by Reference, page 6

1.
We note that you have incorporated each document that you file after the date of this initial filing and prior to the time that this post-effective amendment is declared effective.  However, you have not thereafter also stated that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of effectiveness and prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise. See Item 12(b) of Form S-3.

We have revised the incorporation by reference set forth on page 7 of the prospectus to include documents filed after the date of effectiveness and prior to the termination of the offering.

Form 10-K/A for Fiscal Year Ended June 30, 2010

2.
We note that you filed a Form 10-K/A on October 22, 2010 in order to file your auditor’s consent to the incorporation by reference of its report into certain open registrant statements.  We also note that you incorporate by reference into this amendment the certifications required by Rule 13a-14(a) or Rule 15d-14(a) from your Form 10-K as initially filed on September 28, 2010.  However, under Exchange Act Rule 12b-15, amendments to any report required to be accompanied by the certifications must include new certifications.  Please amend to provide updated certifications.

We have amended the Form 10-K to provide updated certifications.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

GLOBE SPECIALTY METALS, INC.

By:	/s/ Stephen E. Lebowitz
Name: Stephen E. Lebowitz
Title: Chief Legal Officer